March 10, 2000

Today, a press release was issued detailing a new relationship between Merrill Lynch & Co. and Turner Investment Partners, Inc. A copy of the press release is attached for your information. Essentially, the Turner Large Cap Growth Equity Fund will become the Mercury Select Growth Equity Fund (the Mercury family of funds is owned by Merrill Lynch). Turner will continue to manage the assets of the Mercury Select Growth Equity Fund in the same manner we do currently. We announced a similar relationship with Vanguard last week involving the reorganization of our Growth Equity Fund into the Vanguard Growth Equity Fund.

These recent distribution alliances will enable Turner to do the following:

o provide consistently superior investment returns combined with the highest level of client service; and

o offer the opportunity for career growth in a positive and rewarding work environment and, to the extent it is financially possible, compensation and benefits that are at the upper-end of industry levels.


If we are to make good on these commitments, we need to grow the firm in a way that makes sense for everyone connected with Turner. That includes remaining an independent, employee-owned firm where we can make decisions in the best interest of our clients and employees. It's been said that the "assets" of an investment firm go up the elevator in the morning and down it in the evening. At Turner, this is true - our assets are our people. We have had very low personnel turnover and we intend to keep it that way.

The Merrill Lynch and Vanguard relationships make sense for our clients and employees for the following reasons:

o Turner's asset base and revenues will grow, allowing the investment team and other employees the opportunity to grow their responsibilities and compensation. Twenty-eight of our fifty-three employees are equity participants. These 28 people represent our entire investment team, our department heads (management team), and other key people within the organization. If we don't take care of our employees, some other firm will!

o If we focus our asset growth only in the traditional institutional and financial intermediary channels, we could eventually have in excess of 500 separate account clients, 150 - 200 employees, a new location, infrastructure associated with the distribution of our mutual funds, etc. by the time we run out of product capacity. With distribution partners like Merrill and Vanguard, we avoid the distractions that would accompany the necessary growth in infrastructure that would result from growth in these traditional channels.

o We can continue to focus on servicing a manageable number of institutional clients and financial advisors, including Vanguard and Merrill Lynch.

o We want to maintain the culture that has gotten us to where we are today. We like the entrepreneurial spirit that lives here at Turner.

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These are but a few of the reasons we believe we are building a firm that will continue to grow and produce above-average investment results for our clients. We will continue to explore ways in which we can garner distribution of our products in the most efficient manner possible. We believe we can accomplish this without reorganizing any additional Turner mutual funds.

Under the proposed reorganization of the TIP: Turner Large Cap Growth Equity Fund, shareholders will be sent a proxy asking them to approve the reorganization into the Mercury Select Growth Equity Fund. A special shareholder meeting will be scheduled for late May. If approved, the tax-free reorganization is expected to be completed in June. A preliminary proxy statement/prospectus describing the proposed transaction was filed today with the SEC. Shareholders will be mailed a copy of the definitive proxy statement/prospectus after it is reviewed by the SEC.


SHAREHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY RECEIVE IT BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. SHAREHOLDERS CAN ALSO OBTAIN THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION ABOUT THE PROPOSED REORGANIZATION FOR FREE FROM THE SEC'S WEB SITE (WWW.SEC.GOV). IN ADDITION, SHAREHOLDERS CAN OBTAIN A PROSPECTUS OR OTHER REPORTS AND INFORMATION FOR FREE FROM TURNER INVESTMENT PARTNERS BY CALLING 1-800-224-6312.

Please do not hesitate to call your client service contact or me if you have any questions about these recent announcements.

Sincerely,



Stephen J. Kneeley
President/Chief Operating Officer